February 14, 2020

BY EDGAR

Jaea Hahn, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Thrivent Variable Annuity Account I (“Registrant”)

Initial Registration Statement on Form N-4 for the

Thrivent AdvisorFlex Variable Annuity (“Contract”)

File No. 333-229611 and No. 811-21111 (“Registration Statement”)

Dear Ms. Hahn:

Thrivent Financial for Lutherans (“Thrivent”), on behalf of Registrant, respectfully submits the responses below to the comments on the Registration Statement provided by the Commission staff (“Staff”) on September 19, December 3, and December 16 of 2019 (respectively, the “September 19 Comments,” “December 3 Comments,” and “December 16 Comment”).

We greatly appreciate the Staff’s willingness to discuss these comments with us and our counsel, and to review Registrant’s draft responses to the September 19 Comments, including the revised draft prospectus disclosure describing the MDRP (“Revised Disclosure”).

For convenience, Registrant’s responses are sequentially numbered under captions corresponding to the date of the comments.

DECEMBER 16 COMMENT

Comment 1: State in the registration statement that any disputes between Thrivent and the underlying mutual funds are not subject to mandatory arbitration.

Response to Comment 1: Registrant respectfully submits that whether disputes between Thrivent and the underlying mutual funds are subject to mandatory arbitration is not material to Contract Owners and may cause confusion. In addition, Comment 1 is at odds with Comment 12 below, pursuant to which we changed the Revised Disclosure to focus on the applicability of the MDRP to Contract Owners. Accordingly, Registrant respectfully submits that no additional modifications to the Revised Disclosure are necessary or appropriate for the protection of investors.

DECEMBER 3 COMMENTS

As discussed, it would appear that the December 3 Comments, which we understand were from Staff in the Division of Corporation Finance, were based largely on the proposed disclosure in the Registration Statement that Registrant filed on August 22, 2019 rather than on the subsequent Revised Disclosure reviewed by and discussed with the Staff in the Division of Investment Management.

Comment 2: Please revise the disclosure so that it reads in “plain English” and eliminate any “legalese.”

Response to Comment 2: Comment complied with. Please refer to the Revised Disclosure attached hereto. Registrant respectfully submits that the Revised Disclosure comports with the requirements of Rule 421(d) under the Securities Act. Among other things, the Revised Disclosure clearly and concisely summarizes the MDRP in plain English, and no longer includes the more detailed and technical language regarding MDRP from Thrivent’s Bylaws.

Comment 3: When referencing MDRP, please add the savings clause “…to the extent permitted by applicable law.”

Response to Comment 3: Comment complied with. Please refer to the Revised Disclosure attached hereto.

Comment 4: Please add language discussing the “adverse consequences” of requiring disputes to be resolved through individual arbitration.

Response to Comment 4: Please refer to the Revised Disclosure attached hereto, which informs investors that the MDRP provides for a different process for dispute resolution as compared to resolving disputes in federal or state court. Specifically, the Revised Disclosure explains that:

1.	“The MDRP follows different procedures than the procedures followed in federal or state courts”;

2.

“Thrivent Financial’s MDRP is conducted in accordance with the applicable rules prescribed by the American Arbitration Association, as modified in Thrivent Financial’s Articles of Incorporation and Bylaws” as opposed to the procedural rules of federal or state courts;

3.	Thrivent Financial “will pay the administrative costs of mediation and/or arbitration, including fees and expenses of mediators or arbitrators, filing fees, and reasonable and necessary fees for transcripts of proceedings,” as compared to court fees that might be borne by the person initiating a dispute in federal or state court; and

4.	“Claims submitted to arbitration will be decided by an arbitrator, as opposed to being decided in court by a judge or jury.”

In addition, the Revised Disclosure explains that disputes under the MDRP must proceed individually, rather than in a class. Specifically, the Revised Disclosure states, “Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any ‘class’ of persons.”

To the extent Comment 4 is requesting that Registrant disclose “adverse” consequences of resolving disputes by arbitration rather than in court, Registrant respectfully disagrees with the premise of the Comment that the MDRP’s arbitration process is inferior or disadvantageous to Thrivent Financial’s members who may be potential claimants. Furthermore, Registrant respectfully notes that arbitration is a favored means of dispute resolution under federal law. As the Supreme Court has explained, “our cases place it beyond dispute that the [Federal Arbitration Act] was designed to promote arbitration,” and Supreme Court cases “have repeatedly described the [Federal Arbitration Act] as embodying a national policy favoring arbitration…and a liberal federal policy favoring arbitration agreements.” AT&T Mobility LLC v. Concepcion, 563 U.S. 333, 345-346 (2011). The Supreme Court has further explained that “[t]he point of affording parties discretion in designing arbitration processes is to allow for efficient, streamlined procedures tailored to the type of dispute. It can be specified, for example, that the decisionmaker be a specialist in the relevant field, or that proceedings be kept confidential to protect trade secrets. And the informality of arbitral proceedings is itself desirable, reducing the cost and increasing the speed of dispute resolution.” Id. at 344-345.

Under the foregoing circumstances, Registrant respectfully submits that no additional modifications to the Revised Disclosure are necessary or appropriate for the protection of investors. See also Registrant’s response to Comment 4, below.

Comment 5: Please add language to provide legal citations and further context regarding the enforceability of arbitration provisions under the law.

Response to Comment 5: Registrant respectfully submits that the inclusion of legal citations in disclosure regarding arbitration would contravene the plain English principles set out in Rule 421(d) under the Securities Act, and would be inconsistent with Comment 2 above. Registrant also believes that inserting citations to Supreme Court cases addressing the enforceability of the MDRP’s arbitration provision is likely to create confusion for investors rather than provide clarification.

To ensure that the MDRP disclosure does not overstate the enforceability of the MDRP arbitration provision with respect to the Contract, the revised disclosure includes the following language:

However, because no court has ruled on the enforceability of the MDRP with respect to claims relating to the variable annuity described in this registration statement, it is possible that such provisions may ultimately be determined to be unenforceable.

Moreover, the revised disclosure accurately informs investors that “[t]he Supreme Court has repeatedly upheld agreements to arbitrate state law claims and claims arising under federal law, including federal securities laws.” For example, in Shearson/American Exp., Inc. v. McMahon, 482 U.S. 220 (1987), the U.S. Supreme Court held that, in accordance with the Federal Arbitration Act (FAA), a predispute arbitration agreement between a brokerage firm and its customers was enforceable with respect to claims under the Securities Exchange Act of 1934. Likewise, in Rodriguez de Quijas v. Shearson/American Exp., Inc., 490 U.S. 477 (1989), the U.S. Supreme Court held that, in accordance with the FAA, a predispute arbitration agreement between a brokerage firm and its customers was enforceable with respect to claims under the Securities Act of 1933. In Rodriguez and McMahon the Supreme Court reviewed the ’33 Act and ’34 Act, respectively, and found no express statutory language therein that reflected a congressional intent to supersede the FAA, as would be required to countermand the FAA’s general requirement that arbitration agreements must be enforced according to their terms. Furthermore, the U.S. Supreme Court’s holding in Epic Systems Corp. v. Lewis, 138 S.Ct. 1612 (2018), makes clear that federal regulators only have authority to countermand the FAA to render predispute arbitration agreements unenforceable under the circumstances where such authority is expressly granted by statute. And as indicated above, the Supreme Court has already held that no such authority is conferred by the securities laws.

Accordingly, Registrant does not believe any modification of the language in the revised disclosure is necessary to accurately disclose and reflect the state of the law with respect to the enforceability of the MDRP’s arbitration provision.

SEPTEMBER 19 COMMENTS

Registrant’s responses to the September 19 Comments are set forth below and continue the sequential numbering started above. However, the headers (i.e. Sections A-F) and the underlined citations to specific pages in the prospectus that precede each comment (e.g., “Fund Facilitation Fee table, page 8”) are taken directly from the September 19 Comments as provided to the Registrant.

A. General:

Comment 6: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the Contract or whether Thrivent Financial (the “Company”) will be solely responsible for any benefits or features associated with the Contract.

Response to Comment 6: Thrivent Financial does not have any agreements with third parties to support any insurance benefits or features under the contract. Thrivent Financial is solely responsible for all insurance benefits and features. Agreements with third parties for the offering of external variable portfolios have been previously filed.

Comment 7: Regarding Rule 30e-3, please state whether Registrant intends to add a statement to the cover, as provided in Form N-4, Item 1, (a), (x).

Response to Comment 7: Yes, Registrant will add a statement to the cover.

B. Fee and Expense Tables:

Fund Facilitation Fee table, page 8:

Comment 8: Please add a footnote to the table stating that the Total Annual Portfolio Operating Expenses minimum to maximum range does not include the Fund Facilitation Fee, which will increase the overall cost of the Contract if you select a portfolio or portfolios with a Fund Facilitation Fee.

Response to Comment 8: The following footnote has been added, and other footnotes have been renumbered:

5 The minimum to maximum range of Total Annual Portfolio Operating Expenses does not include the Fund Facilitation Fee. Selecting Portfolios with Fund Facilitation Fees will increase the cost of the Contract.

Notes to the Fee and Expense Tables, page 10, Footnote 4:

Comment 9: Please ensure that the Total Annual Portfolio Operating Expenses is stated correctly, after considering any reimbursements.

Response to Comment 9: Footnote 4 has been updated as follows:

4 Thrivent Financial has agreed to reimburse certain expenses other than the advisory fees for certain Thrivent Portfolios. After taking these contractual and voluntary arrangements into account, the actual range (maximum and minimum) of total operating expenses charged by the Portfolios was between 1.20% to 0.24%. The reimbursements may be discontinued at any time. The amounts are based on the arithmetic average of expenses paid in the year ended December 31, 2018, for all of the available Portfolios, adjusted to reflect anticipated changes in fees and expenses. With respect to new Portfolios, amounts are based on estimates for the current fiscal year. For external Portfolios, please see their prospectuses for information on any expense reimbursements they provide.

Please note that the foregoing footnote data will be updated to reflect information for the year ended 2019.

Fund Facilitation Fee table, page 8:

Comment 10: Please add a footnote to the table stating why a Fund Facilitation Fee is being charged. For instance, is the Fund Facilitation Fee designed to reimburse expenses under a fund service agreement?

Response to Comment 10: The following footnote has been added:

The Fund Facilitation Fee is charged in order to make certain external investment Portfolios available as investment options under the Contract. Not all portfolios have Fund Facilitation Fees. This fee applies to investment options that do not provide us with the amount of revenue we require in order to meet our expenses and/or revenue targets. These fees may be used for the purposes of paying expenses we and our affiliates incur in promoting, marketing, and administering the Contracts. Any profit derived from these fees may be used for any lawful purpose.

C. Investment Options:

Investment Options table, page 13:

Comment 11: Please add a statement clarifying that the portfolios that have the additional charge of a Fund Facilitation Fee can be found on the Fund Facilitation Fee table above.

Response to Comment 11: This additional sentence has been added:

“For a list of the Portfolios that charge a Fund Facilitation Fee, see the Fund Facilitation Fee table in the Fee and Expense Tables section.”

D. General Provisions:

Member Dispute Resolution Program, page 40:

Comment 12: Please revise the disclosure to limit application of the Member Dispute Resolution Program (MDRP) to the claims of contract owners and beneficiaries due to the sales and servicing of Contracts offered by this Registration Statement.

Response to Comment 12: Please note that the MDRP covers any claims arising out of or related to Thrivent products purchased by Thrivent members. To suggest otherwise would be incorrect and potentially confusing to Thrivent members. Accordingly, in response to the Staff’s comment, Registrant has revised the relevant paragraph on page 40 in the manner indicated in highlights below to make specific reference to claims relating to the Contract described in the prospectus, as follows:

This section describes the Thrivent Member Dispute Resolution Program (MDRP). Members of Thrivent agree, by virtue of becoming members, that the MDRP, as amended from time to time within Thrivent’s Articles of Incorporation and Bylaws, will be the sole means to present and resolve grievances, complaints or disputes between members, insureds, certificate owners or beneficiaries and Thrivent and its directors, officers, agents, and employees with respect to any claims arising out of or relating to products members purchase from Thrivent. As a result, claims arising out of or related to a member’s Contract, as described in this prospectus, cannot be pursued against Thrivent, its directors, officers, agents and/or employees in state or federal court or in other forums including Financial Industry Regulatory Authority (FINRA) arbitration and mediation. Instead, Thrivent members will be required to pursue such claims through the MDRP exclusively.

Member Dispute Resolution Program, initial paragraphs, page 40:

Comment 13: Please disclose other possible adverse effects of MDRP on contract owners.

Response to Comment 13: Respectfully, Thrivent does not believe there are “adverse” effects of the MDRP on contract owners. Rather, Thrivent believes the MDRP process is beneficial to its members/contract owners.

However, to address the SEC Staff’s specific comment in this respect, Thrivent has revised the disclosure to further clarify that the MDRP procedures differ from pursuing claims in federal or state court. The relevant paragraph (on page 40) is revised as follows, with newly inserted language highlighted:

The MDRP follows different procedures than the procedures followed in federal or state courts. Thrivent’s MDRP is conducted in accordance with the applicable rules prescribed by the American Arbitration Association, as modified in Thrivent’s Articles of Incorporation and Bylaws. As set forth in the MDRP provisions in Thrivent’s Bylaws, if mediation and/or arbitration occur in the course of the MDRP, Thrivent will pay the administrative costs of mediation and/or arbitration, including fees and expenses of mediators or arbitrators, filing fees, and reasonable and necessary fees for transcripts of the proceedings. Claims submitted to arbitration will be decided by an arbitrator, as opposed to being decided in court by a judge or jury. Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any “class” of persons.

Member Dispute Resolution Program, Scope section, page 41:

Comment 14: Please revise the disclosure to limit application of the Member Dispute Resolution Program (MDRP) to contract owners and any beneficiaries of Contracts offered by this Registration Statement.

Response to Comment 14: See the response to Comment 12, above.

Member Dispute Resolution Program, page 41:

Comment 15: The disclosure takes language directly from the Articles of Incorporation and Bylaws and drops it in this section. Consider summarizing the general provisions of the program and removing certain details here, such is in the Restriction of Joinder of Disputes. Consider including the details of the Articles of Incorporation and Bylaws in an appendix to this prospectus. If a Restriction of Joinder of Disputes section is included, please clarify that it applies only to disputes related to Contracts offered through this Registration Statement.

Response to Comment 15: Thrivent has summarized the general provisions of the MDRP on page 40 of the disclosure. At the Staff’s suggestion, Thrivent has removed from the disclosure the language from the Bylaws that was previously inserted into this section of the disclosure. All Contract owners receive a copy of the Bylaws along with the delivery of the Contract. In addition, all Thrivent members receive updates on any changes to the Bylaws in Thrivent’s quarterly member publication. Furthermore, Thrivent transmits a complete copy of the Bylaws annually to its members. Accordingly, Thrivent does not believe it is necessary or appropriate to include the Bylaws as an appendix to the prospectus, which would add significant expense and may tend to detract from the important disclosures in the main body of the prospectus.

E. Distribution of the Contracts:

Distribution of the Contracts, page 48, 4th paragraph:

Comment 16: The disclosure states the following:

“… Thrivent Investment Management Inc. determines the investment advisor fee range that can charged. However, the investment advisor fee rate may be negotiable under certain circumstances. …”

Please disclose the circumstances under which the investment advisor fee rate may be negotiable.

Response to Comment 16: This additional sentence has been added:

Circumstances in which the investment advisor fee for the managed account program may be negotiable can include the amount of assets, complexity of your financial situation, anticipated and actual level of subaccount transfers, the number of other managed accounts you have, and your Financial Professional’s experience level and credentials. Please see the Managed Accounts Program Brochure Thrivent AdvisorFlex Managed Variable Annuity™ Program for more details.

Distribution of the Contracts, page 48:

Comment 17: Please disclose that distribution fees are in addition to other fees charged under the Contract.

Response to Comment 17: There are no “distribution fees” under the Contract. All fees, including the 2% Maximum Surrender Charge, are disclosed in the FEE AND EXPENSE TABLES.

Distribution of the Contracts, page 48, 6th paragraph:

Comment 18: The disclosure states the following:

“Thrivent Financial receives additional compensation, sometimes referred to as “revenue sharing,” from certain variable investment trusts that are available investment options within this product.”

Please disclose if revenue sharing is related to whether a Fund Facilitation Fee is charged when selecting certain portfolios. If yes, how so?

Response to Comment 18: This additional compensation is a factor in determining whether a Fund Facilitation Fee is applied and the amount of that fee. The following highlighted text has been added:

Thrivent Financial receives additional compensation, sometimes referred to as “revenue sharing,” from certain external variable investment trusts that are available investment options within this product. This compensation is in connection with services that Thrivent provides, including promoting and administering the contracts. This compensation is a factor in determining whether a Fund Facilitation Fee applies to a specific portfolio and the amount of that fee. The Fund Facilitation Fee helps provide us with the amount of revenue we require to meet our expenses and/or revenue targets.

Distribution of the Contracts, page 48, 3rd paragraph:

Comment 19: The disclosure states the following:

“…Sales of Thrivent Financial insurance products, which include variable annuity and variable life insurance contracts, help support our mission of service to congregations and communities. This gives both the organization and our members an opportunity to promote volunteerism, aid those in need, strengthen non-profit organizations and address critical Community needs.”

Please disclose that sales also profit Thrivent Financial and its affiliates.

Response to Comment 19: A new sentence has been added:

Sales of the Contracts provide revenue to Thrivent Financial and our affiliates.

Distribution of the Contracts, page 48, 4th paragraph:

Comment 20: The disclosure states the following:

“No insurance commissions are paid to Thrivent Investment Management Inc., or its financial professionals. However, Thrivent Investment Management Inc., or its financial professionals, may charge you an investment advisor fee or similar fee under an agreement you have with them independent of Thrivent Financial.    …”

Please clarify that Thrivent Investment Management Inc. and its financial professionals do receive compensation through the charging of an investment advisor fee.

Response to Comment 20: The 4th paragraph has been replaced as follows and an additional paragraph has been added immediately following.

Thrivent Investment Management Inc., or its financial professional, will charge you an investment advisor or similar fee under an agreement you have with them independent of Thrivent Financial. Thrivent Investment Management Inc. determines the investment advisor fee range that can be charged. However, the investment advisor fee rate may be negotiable under certain circumstances. This investment advisor fee is in addition to the Contract and Portfolio charges described in the Fee and Expense Tables section. There may be tax and Contract implications, including adverse effects on Contract benefits, if you have such fees withdrawn from the Contract.

No insurance commissions are paid to Thrivent Investment Management Inc. or its financial professionals. In lieu of insurance commissions, Thrivent Investment Management Inc., and its financial professionals receive compensation through the charging of investment advisor fees.

Distribution of the Contracts, page 48, 7th paragraph:

Comment 21: The disclosure states the following:

“From time to time and in accordance with applicable laws and regulations, financial professionals are eligible for various incentives. Sales of Contracts may help the financial professional in the transaction and/or his or her supervisors qualify for such incentives.”

Please clarify that “various incentives” are different than the compensation financial professionals receive through the charging of an investment advisor fee.

Response to Comment 21: The following highlighted sentence has been added to the end of the 7th paragraph:

From time to time and in accordance with applicable laws and regulations, financial professionals are eligible for various incentives. Sales of Contracts may help the financial professional in this transaction and/or his or her supervisors qualify for such incentives. These incentives are in addition to compensation financial professionals receive through the charging of an investment advisor fee.

F. Statement of Additional Information:

Statement of Additional Information, Page 1, Introduction, 2nd paragraph:

Comment 22: Please adjust the language in the introduction to address the fact that the Separate Account also includes portfolios from external variable insurance trusts.

Response to Comment 22: The 2nd paragraph has been replaced with the following:

Premiums will be allocated, as designated by the Contract Owner, to one or more Subaccounts of the Variable Account (a separate account of Thrivent Financial) or to the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio, which is an open-end management investment company (commonly known as a “mutual fund”). The prospectuses for the portfolios accompany the product Prospectus and describe the investment objectives and attendant risks of the Portfolios.

Statement of Additional Information, Page 3, Standard and Poor’s Disclaimer:

Comment 23: Please adjust the language in this disclaimer to address the fact that the Separate Account also includes portfolios from external variable insurance trusts.

Response to Comment 23: The following has been added to end of the disclaimer language:

For portfolios other than Thrivent’s, please see that external portfolio’s prospectus for index information.

Please call me at (920) 628-2347 if you have any questions regarding the forgoing.

Sincerely,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel

Attachment – Revised Disclosure

Member Dispute Resolution Program

This section describes Thrivent Financial’s Member Dispute Resolution Program (MDRP). Members of Thrivent Financial agree, by virtue of becoming members, that to the extent permitted by law the MDRP, as amended from time to time within Thrivent Financial’s Articles of Incorporation and Bylaws, will be the sole means to present and resolve grievances, complaints or disputes between members, insureds, certificate owners or beneficiaries and Thrivent Financial and its directors, officers, agents, and employees with respect to any claims arising out of or relating to products members purchase from Thrivent. Financial As a result, claims arising out of or related to a member’s Contract, as described in this prospectus, cannot be pursued against Thrivent Financial, its directors, officers, agents and/or employees in state or federal court or in other forums including Financial Industry Regulatory Authority (FINRA) arbitration and mediation. Instead, to the extent permitted by law, Thrivent Financial members will be required to pursue such claims through the MDRP exclusively.

The MDRP follows different procedures than the procedures followed in federal or state courts. Rather, Thrivent Financial‘s MDRP is conducted in accordance with the applicable rules prescribed by the American Arbitration Association, as modified in Thrivent Financial’s Articles of Incorporation and Bylaws. As set forth in the MDRP provisions in Thrivent Financial’s Bylaws, if mediation and/or arbitration occur in the course of the MDRP, Thrivent Financial will pay the administrative costs of mediation and/or arbitration, including fees and expenses of mediators or arbitrators, filing fees, and reasonable and necessary fees for transcripts of the proceedings. Claims submitted to arbitration will be decided by an arbitrator, as opposed to being decided in court by a judge or jury. Claims brought forward in the MDRP cannot be brought in a representative group or on behalf of or against any “class” of persons.

Thrivent Financial believes that the MDRP is enforceable under both state and federal law, including with respect to federal securities laws claims. The Supreme Court has repeatedly upheld agreements to arbitrate state law claims and claims arising under federal law, including claims under the federal securities laws. However, because no court has ruled on the enforceability of the MDRP with respect to claims relating to the variable annuity described in this registration statement, it is possible that such provisions may ultimately be determined to be unenforceable.

By agreeing to the MDRP provisions in Thrivent Financial’s governing documents, You will not be deemed to have waived compliance by Thrivent Financial with federal securities laws and the rules and regulations thereunder.